Exhibit 3.3
CERTIFICATE OF INCORPORATION
OF
I2 TECHNOLOGIES, INC.
     i2 Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:
     1. The name of the corporation is i2 Technologies, Inc..
     2. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on                     under the name                     .
     3. This Certificate of Incorporation restates, integrates and amends the Certificate of Incorporation of the corporation as herein set forth in full:
     First: The name of the corporation is:
i2 Technologies, Inc. (the “Corporation”).
     Second: The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
     FOURTH: The corporation is authorized to issue one class of stock, to be designated “Common Stock,” with a par value of $0.01 per share. The total number of shares of Common Stock that the corporation shall have authority to issue is 1,000.
     FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.
     SIXTH: The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the corporation. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the corporation.
     SEVENTH: To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the foregoing provisions of this Article SEVENTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions occurring prior to, such repeal or modification.
     4. This Certificate of Incorporation has been duly adopted by the board of directors and stockholders of the Corporation in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation on this                      day of                     , 2010.

i2 Technologies, Inc.

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